Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

	For the Nine Months Ended June 30,		For the Twelve Months Ended September 30,
(Dollars in thousands)	2007	2006	2006	2005	2004	2003	2002
FIXED CHARGES:
Real estate
Interest and debt expense	$41,825	$37,431	$51,645	$46,503	$58,645	$48,970	$49,086
Ground rent	240	—	—	—	—	—	—

Total fixed charges for ratio - real estate	42,065	37,431	51,645	46,503	58,645	48,970	49,086
Banking
Preference security dividend requirements of consolidated subsidiary	11,538	11,538	15,385	15,385	27,989	15,000	15,000
Interest expense	284,466	229,383	318,171	207,193	163,022	205,479	273,186

Total fixed charges for ratio - total company	$338,069	$278,352	$385,201	$269,081	$249,656	$269,449	$337,272

EARNINGS:
Operating income - total company	$74,452	$107,664	$136,773	$182,327	$208,567	$132,545	$85,847
Equity in earnings of unconsolidated entities	(9,156)	(7,331)	(10,051)	(8,246)	(7,788)	(7,248)	(8,811)
Distributions from unconsolidated entities	11,943	11,068	14,821	13,272	12,550	12,048	11,496
Capitalized interest	1,527	712	(1,129)	—	—	—	(287)
Preference security dividend requirements of consolidated subsidiary	(11,538)	(11,538)	(15,385)	(15,385)	(27,989)	(15,000)	(15,000)

	67,228	100,575	125,029	171,968	185,340	122,345	73,245
Total fixed charges for ratio - total company	338,069	278,352	385,201	269,081	249,656	269,449	337,272

Total earnings for ratio	$405,297	$378,927	$510,230	$441,049	$434,996	$391,794	$410,517

RATIO OF EARNINGS TO FIXED CHARGES	1.20 x	1.36 x	1.33 x	1.64 x	1.74 x	1.45 x	1.22 x

Excess of available earnings over fixed charges	$67,228	$100,575	$125,029	$171,968	$185,340	$122,345	$73,245